UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 001-31305 NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: For the fiscal year ended December 26, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Foster Wheeler Ltd. Full Name of Registrant
Former Name if Applicable
Perryville Corporate Park Address of Principal Executive Office (Street and Number)
Clinton, New Jersey 08809-4000 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar
☒	day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

        The reduced reporting deadline applicable to all accelerated filers comes at a time the Company is facing increased reporting requirements associated with compliance with Rule 3-16 of Regulation S-X under the Securities Act for several of its subsidiaries, the securities of which have been pledged to collateralize certain of Foster Wheeler's previously issued registered securities. Additionally the Company's management is involved with the ongoing restructuring of its balance sheet and these activities involve a high level of effort and leave the Company unable to complete the Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lisa Fries-Gardner (Name)	(908) (Area Code)	730-4049 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a consolidated net loss for 2003 of approximately $157 million compared with a net loss of $525.2 million in 2002. The reduction in the net loss reflects improved operating performance offset by net charges approximating $151.7 million. Included in the 2003 net charges is a non cash $68.1 million provision for increased asbestos claims and a reduction in the corresponding insurance assets because of the insolvency of insurance carriers, $59.5 million in charges associated with professional services and severance benefits related to the company's ongoing restructuring, and $32.3 million for revisions to project cost estimates and related receivables.
The 2002 results included a $150.5 million charge for the write-off of goodwill under SFAS No. 142 "Goodwill and Other Intangible Assets". No such charge occurred in 2003.

Foster Wheeler Ltd. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 10, 2004	By	/s/ Lisa Fries Gardner

Lisa Fries Gardner Vice President and Secretary